Mail Stop 3-8


								April 21, 2005


By Facsimile and U.S. Mail

Thomas May
Chairman, President, Chief Executive Officer
NSTAR
800 Boylston Street
Boston, Massachusetts 02199

		RE:	NSTAR
			File No. 1-14768
			Form 10-K for the year ended December 31, 2004

			Boston Edison Company
			File No. 1-2301
			Form 10-K for the year ended December 31, 2004



Dear Mr. May:

	We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.






FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

General

1. Please note the following comments, unless otherwise specifically noted, address accounting practices, presentation and disclosure matters in NSTAR and your subsidiaries prospectively on a consolidated basis. Furthermore, we have included comments specific to Boston Edison Company in this letter to facilitate the review process. Please confirm to us your agreement with this objective.

Consolidated Balance Sheets, page 47

2. Please explain why goodwill is not classified as a regulatory asset on your balance sheet. In this regard, we note that you recovering the acquisition premium related to the creation of NSTAR in 1999 in connection with the merger of BEC Energy and Commonwealth
Energy System.  See Appendix D, in particular D8, of SFAS 142.

Consolidated Statement of Cash Flows, page 48

3. Please explain in detail what comprises the line entitled, "Net change from other miscellaneous operating activities," which total $204.7 million for the year ended December 31, 2004. We may have further comment.

4. Please explain why you did not include undistributed earnings from equity method investments as a reconciling item in your cash flow statement.

Note A. Business Organization and Summary of Significant
Accounting
Policies, page 49

5. Prospectively disclose balances of major classes of depreciable property presented by nature or function. In this regard, separately
present such classes as electric transmission and electric
distribution property.  Also, separately present gas transmission
and
gas distribution property.   See paragraph 5 of APB 12.

Note D. Regulatory Assets, page 55

6. Prospectively, please ensure that your disclosure meets the requirements of paragraph 20 of SFAS 71. In this regard, please indicate if you are earning a rate of return on your power contacts that were terminated, if not, then please indicate the remaining recovery period applicable to these closed contracts. In this regard, we note that you will be recovering amounts related to these contracts through your transition charge, although it is unclear if you will be earning a rate of return on these regulatory assets.


Note H. Pension and Other Postretirement Benefits, page 61

7. Please explain to us how you calculate the market related value of
plan assets as that term is defined in SFAS 87.   Since there are
alternative ways to calculate the market value of plan assets and it has a direct impact on your pension expense, we believe you should disclose how you determine this amount in future filings.

8. We note your asset allocation disclosure on page 62, in particular your disclosure of "other assets" comprising 15% of the portfolio, as of December 31, 2004. Prospectively disclose the nature of these investments.

9. Please describe to us your method of amortizing the actuarial gain associated with the implementation of FSP 106-2. See paragraph 60 of
SFAS 106.

Note K. Capital Stock, page 68

10. Please explain and prospectively disclose any liquidation preferences that may exist with your preferred stock. See paragraph 4 of SFAS 129.

11. We note your early redemption of $181 million of 7.80% debentures on March 16, 2004. Furthermore, you are deferring and amortizing the premium paid over the life of the new debt issuance. Please explain if this transaction was specifically addressed by your regulator and if future revenues will be incrementally affected.

Note Q. Commitments and Contingencies-1. Contractual Commitments, page 77

12. You indicate that if an NSTAR Electric distribution company receives an investment credit rating below investment grade, then you will be required to post additional collateral, such as letters of credit, to your power supply counterparty. Prospectively, disclose the amounts related to these letters of credit. See paragraph 18 of
SFAS 5.

Note Q. Commitments and Contingencies-5. Income Tax Matters, page
80

13. Please explain why you decided to accrue a loss contingency of $44 million, as of December 31, 2003, when you claim that it is "reasonably possible," that the IRS will disagree with your ordinary loss deduction. In this regard, paragraph 8 of SFAS 5 indicates accrual of a loss contingency when the liability is "probable" of being incurred. Also, please describe your tax policy in detail, which ultimately lead to the loss contingency accrual. We may have further comment.





BOSTON EDISON - FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

Item 1. Business - Wholesale Market Rule Changes, page 4

14. Please explain to use how you account for the proceeds that you were granted from the financial transmission rights (FTR) auction. If you consider FTRs derivative instruments, please provide to us you
SFAS 133 analysis, as amended.

Results of Operations - Operations and Maintenance Expense, page
21

15. We note that your pension and PBOP rate mechanism was implemented in September of 2003. Furthermore, you had expensed $10.4 million in
2003 until the rate mechanism was implemented. Although your O&M expense decreased by $3.5 million for the 2004 period, as compared to the 2003 period. In circumstances where there is more than one business reason for the change, you should quantify the incremental impact of each individual business reason discussed on the overall change in the line item. Whenever possible, please quantify all line item changes with more than one business reason. Please refer to
Item 303(a)(3) of Regulation S-K, Financial Reporting Codification 501.04, and SEC Release No. 33-8350.

Consolidated Statement of Cash Flows, page 30

16. Please explain to us what comprised "deferred debits and credits" which totaled $47.8 million for the year ended December 31, 2004.

17. We note your payable to affiliates of $150.6 million as of December 31, 2004 on your consolidated balance sheet. In this regard, we further note from your related party transactions disclosure under Note A that this amount relates to payments received from affiliates as a result of Boston Edison`s role as the sponsor of the NSTAR Pension Plan. Please explain to us how you reflected this cash inflow on your consolidated statement of cash flows. Also, please explain how you are reflecting the change in the affiliate payable related to your goodwill amortization expense allocation. We may have further comment.

Note F. Income Taxes, page 38

18. We assume NSTAR files a consolidated corporate tax return, if this is the case, then Boston Edison should disclose the amount of any tax-related balances due to or from NSTAR as of the date of each balance sheet presented. See paragraph 49 of SFAS 109.

	As appropriate, respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your response letter as a correspondence file on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	If you have any questions regarding these comments, please direct them to Robert Babula, Staff Accountant, at (202) 824-5562 or, in his absence, to the undersigned at (202) 942-2823. Any other questions regarding disclosures issues may be directed to H. Christopher Owings, Assistant Director at (202) 942-1900.

							Sincerely,



							Mike Moran
							Branch Chief


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April 21, 2005
Page 5